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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                 FIREPOND, INC.
                       (Name of Subject Company (Issuer))

                                 FIREPOND, INC.
                        (Name of Filing Person (Offeror))

                  OPTIONS UNDER FIREPOND INC.'S 1997 STOCK PLAN
                        1999 STOCK OPTION AND GRANT PLAN
                             1999 DIRECTOR PLAN AND
                    BRIGHTWARE ACQUISITION STOCK OPTION PLAN
               TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
                         (Title of Class of Securities)

                                   318224-10-2
                (CUSIP Number of Underlying Class of Securities)

                                   copies to:
      PAUL K. MCDERMOTT                              JOHN B. STEELE, ESQ.
   CHIEF FINANCIAL OFFICER                          MCDERMOTT, WILL & EMERY
        FIREPOND, INC.                                  28 STATE STREET
      890 WINTER STREET                           BOSTON, MASSACHUSETTS 02109
WALTHAM, MASSACHUSETTS 02451                            (617) 535-4000
      (781) 487-8400

                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               [ ] third party tender offer subject to Rule 14d-1.
               [X] issuer tender offer subject to Rule 13e-4.
               [ ] going-private transaction subject to Rule 13e-3.
               [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             INTRODUCTORY STATEMENT

     The filing of this Amendment No. 2 supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on June 26, 2001, and amended on June 28, 2001 relating to our offer to exchange certain options to purchase shares of our common stock, par value $.01 per share, for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated June 26, 2001, as amended on June 28, 2001 and the related Letter of Transmittal.

Item 10.  Financial Statements.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 9 ("Information Concerning Firepond") and Section 16 ("Additional Information"), and on pages F-2 through F-25 of the Company's Annual Report on Form 10-K for its fiscal year ended October 31, 2000, and pages 3 through 14 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001 is incorporated herein by reference. Copies of the Annual Report and Quarterly Report may be accessed electronically on the SEC's website at www.sec.gov. In addition, eligible optionholders may request paper copies of the Annual Report and Quarterly Report from Margot Oertel by phone at
(781) 487-8463 or e-mail at margot.oertel@firepond.com.

     (b) Not applicable.

Item 12.  Exhibits.

   (a) (1)    Offer to Exchange dated June 26, 2001.
       (2)    Form of Letter of Transmittal.
       (3)    Form of Letter to Eligible Option Holders Regarding Offer.
       (4)    Form of Letter to Tendering Option Holders Regarding Acceptance of
              Tendered Options.
       (5)    Firepond, Inc. Annual Report on Form 10-K for its fiscal year ended  October 31, 2000, filed with the Securities and Exchange
              Commission (the "Commission") on January 29, 2001, and
              incorporated herein by reference.
       (6)    Firepond, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001, filed with the Commission on June
              14, 2001, and incorporated herein by reference.
       (7)    Form of Announcement of Informational Meetings for Employees.
       (8)    Form of Memorandum Regarding Supplemental Information for the
              Stock Option Exchange Program.
   (b)        Not applicable.
   (d) (1)    Firepond, Inc. Amended and Restated 1997 Stock Plan.
       (2)    Firepond, Inc. Amended and Restated 1999 Stock Option and Grant
              Plan.
       (3)    Firepond, Inc. Amended and Restated 1999 Director Plan.
       (4)    Brightware Acquisition Stock Option Plan.
       (5)    Form of Stock Option Agreement for directors, executive officers and key employees.
       (6)    Form of Stock Option Agreement for all other employees.
   (g)        Not applicable.
   (h)        Not applicable.





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                             Firepond, Inc.



                                             /s/ Paul K. Mcdermott
                                             -----------------------------------
                                             Paul K. McDermott
                                             Chief Financial Officer


                                             Date:  July 16, 2001



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                                INDEX TO EXHIBITS

   EXHIBIT
   NUMBER            DESCRIPTION
   -------           -----------
   (a)(1)     Offer to Exchange dated June 26, 2001.
      (2)     Form of Letter of Transmittal.
      (3)*    Form of Letter to Eligible Option Holders Regarding Offer.
      (4)* Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
      (5)* Firepond, Inc. Annual Report on Form 10-K for its fiscal year ended October 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on January 29, 2001, and incorporated herein by reference.
      (6)* Firepond, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001, filed with the Commission on June 14, 2001, and incorporated herein by reference.
      (7)**   Form of Announcement of Informational Meetings for Employees.
      (8) Form of Memorandum Regarding Supplemental Information for the Stock Option Exchange Program.
   (b)        Not applicable.
   (d)(1)*    Firepond, Inc. Amended and Restated 1997 Stock Plan.
      (2)*    Firepond, Inc. Amended and Restated 1999 Stock Option and Grant
              Plan.
      (3)*    Firepond, Inc. Amended and Restated 1999 Director Plan.
      (4)*    Brightware Acquisition Stock Option Plan.
      (5) Form of Stock Option Agreement for directors, executive officers and key employees.
      (6)     Form of Stock Option Agreement for all other employees.
   (g)        Not applicable.
   (h)        Not applicable.


* Previously filed as an exhibit to the Registrant's Schedule TO-I (File No. 5-57803) filed with the Securities and Exchange Commission on June 26, 2001.

** Previously filed as an exhibit to Amendment No. 1 to the Registrant's Schedule TO-I (File No. 5-57803) filed with the Securities and Exchange Commission on June 28, 2001.